Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

May 22, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	The European Equity Fund, Inc. (the “EEA”) (File No. 811-04632) The Central Europe, Russia and Turkey Fund, Inc. (“CEE”) (File No. 811-06041) (each a “Fund” and together, the “Funds”) Joint Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White,

This letter is being submitted in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on May 12, 2017 with regard to the above-noted Joint Proxy Statement filed with the Commission on May 5, 2017.

The comments of the SEC Staff are restated below followed by the Fund’s responses.

1.	Comment: Please include information in the proxy statement about dissenters’ right of appraisal pursuant to Item 3 of Schedule 14A of the Securities Exchange Act of 1934.

Response: Additional disclosure has been added to the third paragraph beginning on page 1 and ending on page 2 of the proxy statement in response to the Staff’s comment.

2.	Comment: Please include a summary of all proposals in tabular form on one of the first three pages, of the proxy statement pursuant to Item 22(a)(3)(ii) of Schedule 14A of the Securities Exchange Act of 1934.

Response: Additional disclosure has been added to the second paragraph on page 1 of the proxy statement in response to the Staff’s comment.

3.	Comment: Some tables included in the proxy statement are difficult to read.

Response: We will ensure that the information in the tables is legible.

4.	Comment: The summary of Proposal 3 indicates that the changes to CEE’s investment objective and fundamental investment policy would provide increased transparency to a benchmark which is more readily available to investors. Please clarify what this statement means.

Response: Additional disclosure has been added to the third paragraph on page 23 of the proxy statement in response to the Staff’s comment.

5.	Comment: The summaries of Proposals No. 3 and No. 4 for CEE refer to benefits of the proposed changes to the Fund’s investment objective and fundamental policies. Please include potential drawbacks of the proposals.

Response: Additional disclosure has been added to the second paragraph on the section with regard to the Effect of the Adoption of Proposal No. 3 on the second paragraph of page 25 and the Effect of the Adoption of Proposal No. 4 on the fourth paragraph on page 26 in response to the Staff’s comment.

6.	Comment: With respect to Proposal No. 5 for EEA, the proxy statement indicates that the Fund will “invest at least 80% of the Fund’s net assets (plus any assets funded with leverage) in equity or equity-linked securities. .. .” (emphasis added). The Staff prefers the following terminology: “invest at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes . . .”

Response:  As we indicated in our response to a similar comment on EEA’s proxy statement in 2014, the noted language in the Fund’s investment policy is language adopted by the Fund’s Board in the past.  While we believe that either version of the highlighted language would result in the same investments being included in the 80% policy, we have chosen not to change the noted phrase as part of the stockholder proposal.  We prefer to make the fewest possible changes to the existing language in order to ensure that stockholders can easily identify the nature of the change that has been proposed (specifically, the Fund intends to move to a focus on securities of issuers in countries domiciled in Europe rather than countries that are part of the European Union).

7.	Comment With respect to Proposal No. 3 for CEE and Proposal No. 5 for EEA, the proxy statement includes the following explanation of how the Funds determines the domicile of an issuer:

             An issuer is deemed to be “domiciled” in a country or region if: (1) it is organized under the laws  of that country, or a country within that region, or maintains its principal place of business in that country or region, (2) it derives 50% or more of its annual revenues or profits from goods produced or sold, investments made or services performed in that country or region, or has 50% or more of its assets in that country or region, in each case as determined in good faith by the Fund’s Investment Adviser, or (3) its equity securities are traded principally in that country or region.

 Rule 35d-1 of the Investment Company Act of 1940 (the “names rule”) requires a fund with a name indicating a geographic focus have a policy to invest at least 80% of assets in investments that are tied economically to the particular country or geographic region suggested by the fund’s name.  The Staff considers clause (2) in the above definition to be sufficient to meet this test, but does not feel that the conditions in clauses (1) and (3) are sufficient.

Response:  As we indicated in our response to a similar comment on the CEE’s proxy statement in 2013, the Funds believes that its 80% policy is in compliance with Rule 35d-1 because all three conditions included in the current explanation of domicile reflect strong economic ties between an issuer and the geographic region that is the focus of the Fund.  In particular, the Funds note that the three conditions included in the proxy statement are virtually identical to the test for geographic focus included in the Proposing Release for the names rule (62 FR 10955) and discussed in the rule’s Adopting Release  (66 FR 8509-01).  In Footnote 24 of the Adopting Release, the SEC set forth the relevant criteria in proposed rule 35d-1(a)(3), stating that the investment “would have to have been in:  (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.”  In the Adopting Release the SEC noted that it was persuaded by commenters who argued that “the specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”  The SEC noted that the approach in the final rule “will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.”   Each of (1), (2) and (3) above in the Funds’ current definition of domicile is thus specified by the SEC as an appropriate criterion for selection of investments “that are tied economically to the particular country or geographic region suggested by [the Fund’s] name” in accordance with Rule 35d-1.  Finally, each Fund’s current policy appears consistent with industry practice.  Therefore, the Fund has retained the existing language in the proxy statement.

In connection with the above-referenced filing by the Funds, each Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2572.

Sincerely yours,

/s/John Millette

John Millette

Director & Senior Counsel

cc: Donald R. Crawshaw, Sullivan & Cromwell LLP

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